Exhibit 99.7

Fact Sheet – Consolidated Financial data, Third Quarter, 2004-05

Profit and Loss Account summary for the Quarter ended

(Consolidated as per Indian GAAP)

	In Rs. crore, except per share data
	December 31,		Growth (%)	Quarter ended September 30, 2004	Growth % in Q3 FY 2005 over Q2 FY 2005
Particulars	2004	2003
INCOME
Software services, products and business process management
Overseas	1,835.97	1,249.09	46.98	1,719.26	6.79
Domestic	39.64	7.92	400.51	30.07	31.83
TOTAL INCOME	1,875.61	1,257.01	49.21	1,749.33	7.22

Software development and business process management expenses	991.48	656.70	50.98	926.66	7.00
GROSS PROFIT	884.13	600.31	47.28	822.67	7.47

Selling and marketing expenses	116.81	94.89	23.10	122.27	(4.47)
General and administration expenses	149.34	92.33	61.75	139.37	7.15
	266.15	187.22	42.16	261.64	1.72

OPERATING PROFIT BEFORE INTEREST, DEPRECIATION & AMORTIZATION AND MINORITY INTERESTS	617.98	413.09	49.60	561.03	10.15
Interest	—	—	—	—	—
Depreciation and amortization	73.91	63.75	15.94	60.63	21.90

OPERATING PROFIT AFTER INTEREST, DEPRECIATION & AMORTIZATION AND BEFORE MINORITY INTERESTS	544.07	349.34	55.74	500.40	8.73
Other income	46.31	46.46	(0.32)	29.60	56.45
Provision for investments	(0.39)	2.29	(117.03)	0.07	—

NET PROFIT BEFORE TAX AND MINORITY INTERESTS	590.77	393.51	50.13	529.93	11.48
Provision for taxation	93.43	65.00	43.74	82.56	13.17

NET PROFIT BEFORE MINORITY INTERESTS	497.34	328.51	51.39	447.37	11.17
Minority interests	—	—	—	—	—

NET PROFIT AFTER TAX AND MINORITY INTERESTS	497.34	328.51	51.39	447.37	11.17

EARNINGS PER SHARE*
(Equity shares, par value Rs. 5/- each)
Basic	18.50	12.37	49.56	16.71	10.71
Diluted	17.95	12.15	47.74	16.34	9.85

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

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Fact Sheet – Consolidated Financial data, Third Quarter, 2004-05

Profit and Loss Account summary for the Nine months ended

(Consolidated as per Indian GAAP)

	In Rs. crore, except per share data
Particulars	December 31,		Growth (%)	Year ended March 31, 2004
	2004	2003
INCOME
Software services, products and business process management
Overseas	5,048.68	3,453.53	46.19	4,786.72
Domestic	93.64	49.98	87.35	66.23
TOTAL INCOME	5,142.32	3,503.51	46.78	4,852.95

Software development and business process management expenses	2,723.35	1,831.58	48.69	2,538.67
GROSS PROFIT	2,418.97	1,671.93	44.68	2,314.28

Selling and marketing expenses	344.28	259.23	32.81	350.90
General and administration expenses	406.39	267.66	51.83	369.19
	750.67	526.89	42.47	720.09

OPERATING PROFIT BEFORE INTEREST, DEPRECIATION & AMORTIZATION AND MINORITY INTERESTS	1,668.30	1,145.04	45.70	1,594.19
Interest	—	—		—
Depreciation and amortization	187.11	172.32	8.58	236.73
OPERATING PROFIT AFTER INTEREST, DEPRECIATION & AMORTIZATION AND BEFORE MINORITY INTERESTS	1,481.19	972.72	52.27	1,357.46
Other income	91.61	121.56	(24.64)	123.38
Provision for investments	(0.33)	8.88	—	9.67
NET PROFIT BEFORE TAX AND MINORITY INTERESTS	1,573.13	1,085.40	44.94	1,471.17
Provision for taxation	240.10	177.00	35.65	227.54
NET PROFIT BEFORE MINORITY INTERESTS	1,333.03	908.40	46.74	1,243.63
Minority interests	—	—	—	—
NET PROFIT AFTER TAX AND MINORITY INTERESTS	1,333.03	908.40	46.74	1,243.63

EARNINGS PER SHARE*
(Equity shares, par value Rs. 5/- each)
Basic	49.77	34.26	45.27	46.85
Diluted	48.69	33.93	43.50	46.27

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

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Fact Sheet – Consolidated Financial data, Third Quarter, 2004-05

REVENUE BY GEOGRAPHICAL SEGMENT

	Quarter ended			LTM
	Dec 31, 2004	Sept 30, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003
	%	%	%	%	%
North America	66.6	65.2	72.2	65.6	73.1
Europe	22.1	21.4	20.7	21.6	18.8
India	2.1	1.7	0.6	1.7	1.7
Rest of the world	9.2	11.7	6.5	11.1	6.4
Total	100.0	100.0	100.0	100.0	100.0

REVENUE BY SERVICE OFFERING

	Quarter ended			LTM
	Dec 31, 2004	Sept 30, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003
	%	%	%	%	%
Development	22.1	25.1	24.2	24.6	26.9
Maintenance	30.1	29.2	31.5	29.5	29.3
Re-engineering	6.1	6.5	5.9	6.1	6.0
Package implementation	15.4	15.1	14.8	15.4	13.8
Consulting	3.8	3.0	3.6	3.4	3.8
Testing	6.1	5.7	5.9	5.5	5.1
Engineering services	2.2	2.0	2.1	2.0	2.3
Business process management	2.8	2.4	1.7	2.4	1.4
Other services	8.4	8.1	7.7	8.4	8.0
Total services	97.0	97.1	97.4	97.3	96.6
Products	3.0	2.9	2.6	2.7	3.4
Total revenues	100.00	100.0	100.0	100.0	100.0

REVENUE BY PROJECT TYPE *

	Quarter ended			LTM
	Dec 31, 2004	Sept 30, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003
	%	%	%	%	%
Fixed Price	31.4	29.7	34.4	30.4	35.6
Time & Materials	68.6	70.3	65.6	69.6	64.4
Total	100.0	100.0	100.0	100.0	100.0

“LTM” - Last Twelve Months

*	Excluding products

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Fact Sheet – Consolidated Financial data, Third Quarter, 2004-05

REVENUE BY INDUSTRY

	Quarter ended			LTM
	Dec 31, 2004	Sept 30, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003
	%	%	%	%	%
Insurance, banking & financial services	35.2	35.1	37.7	34.5	37.8
Insurance	9.5	9.8	12.8	9.7	13.5
Banking & financial services	25.7	25.3	24.9	24.8	24.3
Manufacturing	14.3	14.7	14.2	14.6	14.9
Retail	9.4	9.5	12.1	10.3	11.6
Telecom	18.1	18.5	15.0	18.6	15.3
Energy & Utilities	3.7	2.9	3.3	3.0	3.3
Transportation & logistics	7.0	7.5	6.9	7.3	7.1
Services	8.4	8.1	5.9	7.2	5.4
Others	3.9	3.7	4.9	4.5	4.6
Total	100.0	100.0	100.0	100.0	100.0

CLIENT DATA

	Quarter ended
	Dec 31, 2004	Sept 30, 2004	Dec 31, 2003
Active Clients	434	431	357
Added during the quarter	38	32	30
Number of million dollar clients*	156	146	130
Number of 5 million+ dollar clients*	65	60	48
Number of 10 million+ dollar clients*	37	31	22
Number of 20 million+ dollar clients*	18	16	10
Number of 30 million+ dollar clients*	10	10	6
Number of 40 million+ dollar clients*	7	7	4
Number of 50 million+ dollar clients*	4	3	2
Clients accounting for >5% of revenue	—	1	2
Revenue – top client	4.9%	5.5%	5.5%
Revenue – top 5 clients	19.8%	21.6%	22.8%
Revenue – top 10 clients	32.1%	34.7%	36.1%
Repeat business	95.0%	96.3%	92.1%
Account receivables – LTM (in days)	58	58	56

“LTM” - Last Twelve Months

*	LTM Revenues

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Fact Sheet – Consolidated Financial data, Third Quarter, 2004-05

EFFORT AND UTILIZATION

	Quarter ended
	Dec 31, 2004	Sept 30, 2004	Dec 31, 2003
Effort
Onsite	26.8%	27.7%	29.6%
Offshore	73.2%	72.3%	70.4%
Revenue
Onsite	49.0%	49.8%	51.3%
Offshore	51.0%	50.2%	48.7%
Utilization
Including trainees	71.4%	71.4%	72.7%
Excluding trainees	79.3%	81.0%	82.6%

PERSON MONTHS DATA

	Quarter ended
	Dec 31, 2004	Sept 30, 2004	Dec 31, 2003
Billed – Onsite	19,176	17,358	13,054
– Offshore	52,244	45,375	31,101
TOTAL	71,420	62,733	44,155
Non Billable	18,673	14,755	9,333
Trainees	9,985	10,389	7,285
Sales & Support	5,474	4,964	4,481
TOTAL	1,05,552	92,841	65,254

EMPLOYEE METRICS

	Quarter ended
	Dec 31, 2004	Sept 30, 2004	Dec 31, 2003
Total Employees	35,229	32,949	23,209
S/W professionals	33,051	30,922	21,550
Billable	30,493	24,977	18,313
Banking Product Group	1,125	838	544
Trainees	1,433	5,107	2,693
Sales & Support	2,178	2,027	1,659
Gross Addition	3,164	6,078	3,665
Net Addition	2,280	5,010	3,051
Lateral Employees	865	1,052	553
Attrition % (LTM)*	10.3%	10.8%	10.0%

“LTM” - Last Twelve Months

*	Excluding subsidiaries

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Fact Sheet – Consolidated Financial data, Third Quarter, 2004-05

INFRASTRUCTURE (as on December 31, 2004)**

	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq Ft)	No. of Seats	Built-Up Area (Sq Ft)	No. of Seats
Bangalore	2,084,836	13,262	831,000	2,630	—
Pune	723,647	4,876	549,000	4,250	—
Chennai	496,317	2,976	308,000	2,400	—
Hyderabad	616,000	3,965	300,000	115	—
Bhubaneshwar	284,000	2,000	239,000	1,300	—
Mangalore	198,000	1,400	—	—	—
Mysore (including ILI)*	2,069,450	1,734	449,100	1,200	—
Mohali	21,000	200	517,500	3,100	—
Trivandrum	22,000	220	22,000	220	—
Total	6,515,250	30,633	3,215,600	15,215	—

*	Infosys Leadership Institute

**	Excluding subsidiaries

CONSOLIDATED IT SERVICES

	Dec 31, 2004	Sept 30, 2004	Dec 31, 2003
Effort – Services (Person Months)
Onsite	19,077	17,267	12,978
Offshore	42,411	37,574	27,324
Total	61,488	54,841	40,302
Revenue – Services ($ million)
Onsite	206.67	188.03	140.89
Offshore	192.20	170.29	122.97
Total	398.87	358.32	263.86

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Fact Sheet – Consolidated Financial data, Third Quarter, 2004-05

Reconciliation of accounts as per Indian GAAP and US GAAP

			in Rs. Crore
	Quarter ended		Year ended
	December 31, 2004	December 31, 2003	March 31, 2004
Consolidated Net Profit as per Indian GAAP	497.3	328.5	1,243.6
Amortization of deferred stock compensation	—	(3.1)	(12.9)
Gain on forward foreign exchange contracts	—	(3.8)	16.0
Amortization of Intangibles	(1.2)	—	(1.2)
Others	—	(1.5)	(6.1)
Deferred taxes on GAAP differences	0.3	1.3	(5.1)
Consolidated Net income as per US GAAP	496.4	321.4	1,234.3

Reasons for differences in net income as per Indian GAAP and US GAAP

Amortization of deferred stock compensation

The Accounting Principles Board Opinion No. 25 of US GAAP requires the accounting of deferred stock compensation on issue of stock options to employees, being the difference between the exercise price and the market value as determined by the quoted market prices of the common stock on the grant date.

Gain on forward exchange contracts

Until April 1, 2004, Indian GAAP required the premium/discount on forward contract to be recognized as income or expenditure over the life of the related contract. Under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement. Effective April 1, 2004, the company changed its accounting policy in India in line with the revised Accounting Standard 11 on forward contracts and hence the company has decided to account for the forward exchange contracts based on their designation as ‘effective hedges’ or ‘not effective’.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Pty Limited, Australia.

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